Amendments to LIVE 12% Indenture


For purposes of this Exhibit 9.3(a) only, the LIVE
12% Notes shall be referred to as the "Notes" and the LIVE 12% Indenture shall be referred to as the "Indenture". The Notes and the Indenture will be amended in the following respects:


1. The maximum principal amount which may be outstanding under the Notes will equal $54,000,000.

2. The maturity date of the Notes will be extended until a date 90 days after the maturity date of the LIVE Credit Facility to be in place at either LIVE or LIVE Home Video Inc. ("LHV") on the Effective
Date.

3. The covenants in the Indenture will be amended to make such covenants no less favorable to LIVE or LHV than the covenants in the LIVE Credit Facility.

The Notes and the Indenture will also be amended as necessary to consummate the Merger and the transactions contemplated by the Merger Agreement.